Filed Pursuant to Rule 433
Registration No. 333-233403

Entergy Corporation

$1,200,000,000
$600,000,000 2.80% Senior Notes due June 15, 2030
(the “2030 Notes”)
$600,000,000 3.75% Senior Notes due June 15, 2050
(the “2050 Notes”)

Final Terms and Conditions
May 13, 2020

Issuer:	Entergy Corporation

Security Type:	Senior Notes (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service BBB (stable outlook) by S&P Global Ratings

Trade Date:	May 13, 2020

Settlement Date (T+4)(2):	May 19, 2020

Principal Amount:
2030 Notes:	$600,000,000
2050 Notes:	$600,000,000

Interest Rate:
2030 Notes:	2.80%
2050 Notes:	3.75%

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	December 15, 2020

Final Maturity Date:
2030 Notes:	June 15, 2030
2050 Notes:	June 15, 2050

Optional Redemption Terms:
2030 Notes:	Make-whole call at any time prior to March 15, 2030 at a discount rate of Treasury plus 35 bps and, thereafter, at par
2050 Notes:	Make-whole call at any time prior to December 15, 2049 at a discount rate of Treasury plus 40 bps and, thereafter, at par

Benchmark Treasury:
2030 Notes:	1.500% due February 15, 2030
2050 Notes:	2.375% due November 15, 2049

Spread to Benchmark Treasury:
2030 Notes:	+225 bps
2050 Notes:	+250 bps

Benchmark Treasury Price:
2030 Notes:	108-04
2050 Notes:	125-05

Benchmark Treasury Yield:
2030 Notes:	0.640%
2050 Notes:	1.340%

Re-offer Yield:
2030 Notes:	2.890%
2050 Notes:	3.840%

Price to Public:
2030 Notes:	99.217%
2050 Notes:	98.400%

Net Proceeds Before Expenses:
2030 Notes:	$591,402,000
2050 Notes:	$585,150,000

CUSIP / ISIN:
2030 Notes:	29364G AL7 / US29364GAL77
2050 Notes:	29364G AK9 / US29364GAK94

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC BNP Paribas Securities Corp. BofA Securities, Inc. KeyBanc Capital Markets Inc. Mizuho Securities USA LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

___________________________
1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
2 It is expected that delivery of the notes will be made on or about May 19, 2020, which will be the fourth business day (T+4) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes will initially settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC toll free at 1-866-471-2526, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (v) Morgan Stanley & Co. LLC toll free at 1-866-718-1649.